UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Twin Ridge Capital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9151L112

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9151L112

1.	Names of Reporting Persons Alexander Mitchell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) CO

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CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Asset Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IA

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CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Vista Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. G9151L112

Item 1.

(a)	Name of Issuer: Twin Ridge Capital Acquisition Corp. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 999 Vanderbilt Beach Road, Suite 200 Naples, Florida 34108

Item 2.

(a)

Name of Person Filing:

This statement is filed by Mr. Alexander Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); and Scopus Vista Partners, L.P. (“SVPLP,” and together with Mr. Mitchell, SCI, SAMLP, and SALLC, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: c/o Scopus Asset Management, L.P. 717 Fifth Ave., 21st Floor New York, New York 10022
(c)	Citizenship: For each Reporting Person other than Mr. Mitchell, Delaware. For Mr. Mitchell, United States of America
(d)	Title of Class of Securities: Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)
(e)	CUSIP Number: G9151L112

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

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CUSIP No. G9151L112

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. G9151L112

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2022

alexANDER mitchell		SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact		By:	/s/ Daniel Fried
		Name:	Daniel Fried
		Title:	Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.		SCOPUS ADVISORS, LLC
By: Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name:	Daniel Fried	Name:	Daniel Fried
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P.
By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried
Name:	Daniel Fried
Title:	Attorney-in-Fact

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CUSIP No. G9151L112

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13GA to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13GA, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated February 14, 2022

alexANDER mitchell		SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact		By:	/s/ Daniel Fried
		Name:	Daniel Fried
		Title:	Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.		SCOPUS ADVISORS, LLC
By: Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name:	Daniel Fried	Name:	Daniel Fried
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P.
By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried
Name:	Daniel Fried
Title:	Attorney-in-Fact

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